UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39111

FLJ Group Limited

(Registrant’s Name)

Room 1610

No.917, East Longhua Road

Huangpu District, Shanghai, 200023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced by FLJ Group Limited, a company incorporated under the laws of Cayman Islands (the “Company”) via a press release on February 21, 2024, the Company received a letter (the “A&R Notice”) on February 20, 2024 from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”), notifying that the Company no longer complies with the requirement of $50 million in total assets and total revenue for the most recently completed fiscal year or two of the last three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5450(b)(3)(A) (the “A&R Standard”) and does not comply with an alternative requirement of Nasdaq Listing Rule 5450(b). In accordance with Nasdaq Listing Rules, the Company had 45 calendar days, or until April 5, 2024 to submit a plan to regain compliance with the A&R Standard or an alternative requirement of Nasdaq Listing Rule 5450(b).

On April 5, 2024, the Company submitted to Nasdaq a compliance plan (the “Compliance Plan”). On April 25, 2024, the Company received a letter (the “Determination Letter”) from Nasdaq, notifying that based on the Staff’s review of the Compliance Plan, Nasdaq determined to deny the Company’s request for continued listing on The Nasdaq Global Market, and further determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time (the “Determination”). Unless the Company requests an appeal of the Determination by May 2, 2024, trading of the Company’s American Depositary Shares will be suspended at the opening of business on May 6, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

On May 1, 2024, the Company submitted to Nasdaq a request of appeal of the Determination to a Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, which will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. On the same day, the Company received a letter from Nasdaq, notifying that to the extent permitted by Nasdaq Listing Rules, the delisting action referenced in the Determination Letter has been stayed, pending a final written decision by the Panel, and that a hearing has been scheduled on June 13, 2024.

While the Company is diligently working to prepare for the hearing, there can be no assurance as to the decision of the Panel.

On May 1, 2024, the Company issued a press release announcing its receipt of the Determination Letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated May 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLJ Group Limited

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: May 2, 2024

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